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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 GFY FOODS, INC.
                                 ---------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   36169V-10-2
                                   -----------
                                 (CUSIP Number)

                            Edward Schwalb, President
                            -------------------------
                                 GFY Foods, Inc.
                                 ---------------
                                497 LaSalle Lane
                                ----------------
                          Buffalo Grove, Illinois 60089
                          -----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 24, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

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1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above
    Persons (entities only): Edward Schwalb

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
    (a)________________________________________________________________
    (b)________________________________________________________________

3.  SEC Use Only:

4.  Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: United States

    Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 1,302,250,000

8.  Shared Voting Power: 0

9.  Sole Dispositive Power: 1,302,250,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by the Reporting Persons (combined):
    1,302,250,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13. Percent of Class Represented by Amount in Row (11): 59.26%

14. Type of Reporting Person: IN

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ITEM 1.  SECURITY AND ISSUER.

GFY Foods, Inc.
Common Stock, $0.001 par value
497 LaSalle Lane
Buffalo Grove, Illinois 60089

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Edward Schwalb

(b)      497 LaSalle Lane, Buffalo Grove, Illinois 60089

(c)      Present principal occupation or employment:

         Officer and Director
         GFY Foods, Inc.
         497 LaSalle Lane
         Buffalo Grove, Illinois 60089
         GFY is an owner and operator of a restaurant

(d, e) During the last five years, Mr. Schwalb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)      Citizenship:

         United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Issuer issued to Mr. Schwalb 1,000,000,000 shares of restricted stock under the terms of his employment agreement. The stock was issued for services rendered to the Issuer. Under the terms of his employment agreement, Mr. Schwalb is to maintain a 70% interest in the outstanding common stock of the Registrant.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 1,302,250,000 shares are owned by Edward Schwalb. This amount represents 59.26% of the 2,198,265,161 outstanding shares as of March 24, 2004.

(b) Mr. Schwalb has sole voting power with respect to all 1,302,250,000 shares reported.

(c) Other than disclosed herein, there were no other transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date: March 31, 2004                                  EDWARD SCHWALB

                                                      /S/ EDWARD SCHWALB
                                                      ------------------------


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